Exhibit 15.1

January 29, 2019

To the Board of Directors and Shareholders of L Brands, Inc.:

We are aware of the incorporation by reference in this Registration Statement (Form S-3) and related Prospectus of L Brands, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units of our reports dated June 7, 2018, September 7, 2018 and December 4, 2018 relating to the unaudited condensed consolidated interim financial statements of L Brands, Inc. that are included in its Forms 10-Q for the quarters ended May 5, 2018, August 4, 2018 and November 3, 2018.

/s/ Ernst & Young LLP

Grandview Heights, Ohio